Exhibit 99.1

Foremost Lithium Announces Closing of the First Tranche of its Flow-Through and Non-Flow-Through Private Placements for Gross Proceeds of $1.629M

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Vancouver, British Columbia – March 13, 2024 - Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, announces that further to its press release dated February 13, 2024, on March 13, 2024, it closed the first tranche of its non-brokered private placement (the "Offering") for aggregate gross proceeds of $1,629,267.

Foremost issued 188,651 flow-through units (each, a “FT Unit”) at a subscription price of $5.88 per FT Unit, comprised of one flow-through common share in the capital of the Company (each, a “FT Share”) and one non-flow-through common share purchase warrant (each, a “Warrant”), entitling the holder thereof to purchase an additional non-flow-through common share in the capital of the Company (each, a “Warrant Share”), at an exercise price of $4.00 per Warrant Share, until March 13, 2026.

The Company also issued 152,941 non-flow-through units (each, a “NFT Unit”) at a subscription price of $3.40 per NFT Unit. Each NFT Unit was comprised of one common share in the capital of the Company (each, a “Share”) and one Share purchase warrant (each, a “NFT Warrant”), entitling the holder thereof to purchase an additional Warrant Share of the Company at an exercise price of $4.00 per Warrant Share until March 13, 2026. Certain insiders of the Company participated in the NFT portion of the Offering, as further described below.

The Warrants and NFT Warrants will be subject to an accelerated expiry, if, at any time following the date of issuance, the volume weighted average trading price of the Shares on the Canadian Securities Exchange is or exceeds $6.00 for any 14 consecutive trading days, the Company may elect to accelerate the expiry date of the Warrants and NFT Warrants by giving notice to the holders, by way of a news release, that the Warrants and NFT Warrants will expire 30 calendar days following the date of such notice.

The gross proceeds from the issuance of the FT Units will be used to incur Canadian exploration expenses that will qualify, once renounced as “flow-through critical mineral mining expenditures”, as defined in subsection 127(9) of the Income Tax Act (Canada), and as “flow-through mining expenditures” as defined in section 11.7(1) of the Income Taxation Act (Manitoba). (collectively, the “Qualifying Expenditures”). In addition, the Qualifying Expenditures renounced to a subscriber that is an individual (other than a trust) will qualify for the Manitoba mineral exploration tax credit described in s. 11.7(2) of the Income Tax Act (Manitoba), a non-refundable investment tax credit deductible against provincial income taxes payable by such subscriber under the Income Tax Act (Manitoba). The proceeds from the issuance of the NFT Units will be used for working capital and general corporate purposes.

In connection with the closing of the first tranche of the Offering, finders’ fees comprised of $11,134 in cash consideration and an aggregate of 3,274 finder's warrants ("Finder's Warrants") was paid and issued to eligible arm’s length finders. Each Finder's Warrant is exercisable to acquire a Share at a price of $3.40 per Share for a period of 24 months from the date of issue. All of the securities issued under the first tranche of the Offering will be subject to a hold period of four months and one day from the date of issuance expiring on July 14, 2024.

The FT Units, FT Shares, Warrants, Warrant Shares, NFT Units, Shares and NFT Warrants (collectively, the “Securities”) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act”) or any state securities laws. Accordingly, the Securities of the Company may not be offered or sold in the United States or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Any Securities offered and sold in the United States shall be issued as “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the first tranche closing, insiders of the Company subscribed for a total of 150,000 NFT Units, for an aggregate subscription price of $510,000, under the Offering (the “Insider Subscription”). The Insider Subscription constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101"). The Company has relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in Sections 5.5(a) and 5.7(1)(a), respectively, in respect of the Insider Subscription as the fair market value of the NFT Units issued to insiders in connection with the Offering does not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101. The Company did not file a material change report in respect of the related party transaction at least 21 days before the closing of the first tranche of the Offering, which the Company deems reasonable in the circumstances in order to complete the Offering in an expeditious manner.

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Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067

info@foremostlithium.com

Investor Relations

Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" (as defined under applicable securities laws), based on management's best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the use of proceeds of the Offering, plans for future exploration and development of the Company's properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "expected", "budgeted", "forecasts", "anticipates" "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company's business and exploration activities, risks related to the Company's exploration properties; risks related to international operations; risks related to general economic conditions, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates. . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company's most recent filings under its profile at www.sedar.com for further information respecting the risks affecting the Company and its business.

[* Certain portions of the news release have been redacted to comply with Rule 135c under the United States Securities Act of 1933, as amended.]